FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  November,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  November  29,  2002               By:____"Sandra  J.  Hall"____  ______
     ---------------------                  ----------------------------------
     Sandra  J.  Hall,  President,  Secretary  &  Director





Energy  Power  Systems  Limited
                        2 Adelaide Street West, Suite 301
                                 Toronto, Canada
                                     M5H 1L6

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

     This Management Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of ENERGY POWER SYSTEMS LIMITED (the "CORPORATION") for use at the Annual and Special Meeting of Shareholders of the Corporation (the "MEETING") to be held at the time and place and for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the "NOTICE"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by officers, directors, or regular employees of the Corporation. The cost of such solicitation will be borne by the Corporation.

                 APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

     The persons named in the enclosed form of proxy are directors or officers of the Corporation.

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF.

     A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

     A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

     Shareholders who do not hold their Common Shares in their own name (referred to herein as "beneficial shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholders name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholders broker or an agent of that broker. Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. Beneficial shareholders who complete and return a form of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as a registered shareholder. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders meetings. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to beneficial shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP applies a special sticker to the proxy forms, mailing those forms to the beneficial shareholders and asks beneficial shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A
BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING. THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

             MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

     The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. IN THE ABSENCE OF SUCH DIRECTION, SUCH COMMON SHARES WILL BE VOTED FOR EACH OF THE MATTERS IDENTIFIED IN THE NOTICE AND DESCRIBED IN THIS CIRCULAR. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the time of the printing of the Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The authorized capital of the Corporation consists of an unlimited number of common shares (the "COMMON SHARES") and an unlimited number of Class A Preferred Shares issuable in series. An aggregate of 10,578,645 Common Shares and Nil Class A Preferred Shares were issued and outstanding as of the close of business on November 21, 2002. Each Common Share entitles the holder thereof to one (1) vote at all meetings of shareholders.

     All shareholders of record at the close of business on November 21, 2002 are entitled either to attend and vote at the Meeting in person the shares held by them, or provided a completed and executed proxy shall have been delivered to the Corporation, to attend and vote thereat by proxy the shares held by them. However, if a shareholder has transferred any Common Shares after November 21, 2002 and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

     As at November 21, 2002, to the knowledge of the directors and senior officers of the Corporation, no persons or companies, beneficially own, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the issued and outstanding voting shares of the Corporation.

                     PARTICULARS OF MATTERS TO BE ACTED UPON

                              ELECTION OF DIRECTORS

     The shareholders are being asked to elect five (5) directors at this Meeting. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW. The management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of business on the day of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the articles of the Corporation.

     The following are the names of management's nominees for election as directors of the Corporation together with their positions held with the Corporation, municipalities of residence, principal occupations for the past five years, and the number of shares beneficially owned or over which control or direction is exercised:

NAME, ADDRESS           PRINCIPAL                DATE ELECTED      SHARES
AND POSITION (1)        OCCUPATION               DIRECTOR          HELD (2)
----------------          ----------            --------------     --------

James  C.  Cassina(3)   Chairman and Director    September 19, 1996  273,491(6)
Chairman and            of Energy Power Systems
Director                Limited. Previously
Toronto, Ontario        President and Chief
                        Officer of Energy
                        Power Systems Limited.

Sandra  J.  Hall  (4)   President, Secretary and   December 29, 1997      Nil
President, Secretary    Director of Energy Power
and Director            Systems Limited. Previously
Ajax,  Ontario          Vice-President Corporate
                        Affairs of Energy Power
                        Systems Limited.

Ramesh K. Naroola (5)   Self Employed Consultant    October 1, 1999       Nil
Director                in India Banking and
New  Delhi,  India      Labour Law

Ian S. Davey (5)        President of China           December 29, 1997    Nil
Director                One Communications
Toronto, Ontario

Milton  Klyman  (5)      Self Employed Financial      April 3, 2001       Nil
Director                 Consultant
Toronto, Ontario

          SHAREHOLDERS  ARE  URGED  TO ELECT MANAGEMENT'S NOMINEES AS DIRECTORS.
NOTES:

(1) Each of the persons proposed to be nominated as a director of the Corporation, has been elected to their present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular, which stated his principal occupation during the five years prior to the date of such circular.
(2) Information as to shares beneficially owned directly or indirectly by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.
(3) Mr. Cassina's three-year employment contract expired under its own terms on June 30, 2002. Effective July 1, 2002, Mr. Cassina was appointed Chairman of the Board of Directors.
(4) Effective July 1, 2002, Ms. Hall was appointed President to fill the vacancy left by Mr. Cassina.
(5)     Member  of  the  Audit  Committee.
(6) Mr. Cassina beneficially owns 181,250 shares through Core Financial Enterprises Inc., a private Ontario corporation. Mr. Cassina is the sole director, officer and controlling shareholder of Core
        Financial
        Enterprises Inc. Mr. Cassina also holds 92,241 shares of the Corporation directly.

                           APPOINTMENT OF THE AUDITOR

     Unless authority to vote is withheld, persons named in the accompanying form of proxy intend to vote for the reappointment of BDO Dunwoody LLP, Chartered Accountants of Toronto, Ontario as the auditor of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix the remuneration of the auditor.

                               SHARE CONSOLIDATION

     The Board of Directors having regard to the recent decline in the share price, the listing standards, policies and requirements of the American Stock Exchange (the "EXCHANGE") and the general need for flexibility to enhance future financing opportunities, have determined it would be in the best interests of the Corporation and its shareholders to approve a proposal for a reverse split of our existing issued and outstanding common shares, subject to the approval of our shareholders. The reverse split, if approved, will consolidate our issued and outstanding common shares in a range up to one (1) for three (3) (the "RATIO"). Once the Ratio is determined by the Board of Directors, the number of common shares you hold will be determined accordingly. The Ratio will be determined by the Board of Directors in good faith based upon all relevant factors, and the Board of Directors reserves the right to not proceed with the reserve split if it feels the action is not in the Corporation's best interest.

PRINCIPLE  REASON  FOR  THE  REVERSE  SPLIT

     The American Stock Exchange policy is that in case of common shares selling for a substantial period of time at a low price per share, the issuer shall affect a reverse split of such shares within a reasonable time. The Exchange considers all pertinent factors, including, market conditions in general, the number of shares outstanding, applicable regulations of the state or country of incorporation or of any governmental agency having jurisdiction over the company in relationship to the Exchange policies regarding continued listing.

CERTAIN  EFFECTS  OF  THE  REVERSE  SPLIT

     Common Shares issued pursuant to the reverse split will be fully paid and non-assessable. The reverse split will not alter the relative voting and other rights of holders of the common shares, and each common share will continue to entitle the holder to one vote.

     As a result of the reverse split, the number of common shares presently outstanding will be consolidated.

     Your percentage ownership in the Corporation will remain essentially unchanged. No fractional shares will be issued in connection with the reverse split.

     The reverse split will not affect the Corporation's shareholders' equity as reflected on our financial statements, except to change the number of issued and outstanding common shares.

EFFECTIVE  DATE  OF  THE  REVERSE  SPLIT

     If the proposal is approved by shareholders, it will become effective according to the discretion of the Board of Directors after considering all relevant matters. If implemented, after the reverse split is effective, certificates representing shares of pre-reverse split common shares will be deemed to represent only the right to receive the appropriate number of shares of post-reverse split common shares.
EXCHANGE  OF  CERTIFICATES

     Shareholders are entitled to exchange certificates after the reverse split takes place, if you wish, by contacting our transfer agent Equity Transfer Services Limited, 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3.

     The special resolution shareholders will be asked to approve is attached to this Circular as Exhibit "1". To be approved, the special resolution must be passed by at least two-thirds of the votes cast by shareholders at the Meeting in respect of this special resolution. UNLESS OTHERWISE SPECIFIED, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY WILL VOTE FOR THE SPECIAL RESOLUTION. Management recommends the approval of this proposal.

                                   NAME CHANGE

     The Board of Directors of the Corporation has determined that the name of the Corporation be changed from its current name to permit the pre-consolidated and post-consolidated common shares to be differentiated. The proposed name for the Corporation is "Energy Power Corp." or such other name as approved by the Board of Directors of the Corporation and applicable regulatory and exchange authorities.

     To change the name, the articles of the Corporation must be amended. Such an amendment must be authorized by a special resolution of shareholders. Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of the Corporation to change the name of the Corporation to "Energy Power Corp." or such other name as may be approved by the Board of Directors of the Corporation and applicable regulatory and exchange authorities.

The special resolution shareholders will be asked to approve is attached to this Circular as Exhibit "2". To be approved, the special resolution must be passed by at least two-thirds of the votes cast by shareholders at the Meeting in respect of this special resolution. UNLESS OTHERWISE SPECIFIED, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY WILL VOTE FOR THE SPECIAL RESOLUTION.

                APPROVAL OF AN AMENDMENT TO THE STOCK OPTION PLAN

     The Corporation's shareholders approved a stock option plan in 1996, which provides for the issuance of options to directors, officers, employees, consultants and other persons who provide ongoing services to the Corporation (the "PLAN"). On November 12, 2002, the Board unanimously approved, subject to approval by the Corporation's shareholders, an amendment to the Plan to increase the number of common shares available for options granted under the Plan. The Plan currently provides that the maximum aggregate number of shares reserved for issuance and which may be purchased upon the exercise of all options granted under the Plan shall not exceed 800,000 common shares. As stated elsewhere in this Circular, as at the date of this Circular there are 10,578,645 common shares of the Corporation issued and outstanding. Management of the Corporation is proposing that the maximum number of common shares of the Corporation eligible to be issued pursuant to the grant of options under the Plan be increased to 20% of the issued and outstanding common shares of the Corporation from time to time. If the Consolidation is approved and implemented by the Corporation, the maximum number of shares issuable under the Plan will be consolidated accordingly.

     To maximize the utility of the Plan, it is the view of the board of directors of the Corporation that it is desirable to increase the number of common shares eligible for issuance pursuant to the grant of options thereunder to the maximum of 20% of the issued and outstanding common shares. Pursuant to applicable securities regulations, however, shareholder approval is required for any such amendment to the Plan. Accordingly, shareholders of the Corporation will be asked at the Meeting to consider, and if thought advisable, to authorize and approve by means of an ordinary resolution, an amendment to the Plan, increasing the maximum number of common shares of the Corporation issuable pursuant to the grant of options thereunder to 20% of the issued and outstanding common shares. The resolution shareholders will be asked to approve is attached to this Circular as Exhibit "3". To be approved, the resolution must be passed by a majority of the votes cast by the shareholders at the Meeting in respect of this resolution. UNLESS OTHERWISE SPECIFIED, THE PERSONS NAMED IN THE ENCLOSED PROXY WILL VOTE FOR THE RESOLUTION.

                  ADVANCE APPROVAL OF ISSUANCE OF COMMON SHARES

     Management of the Corporation is continuing to evaluate potential acquisitions and exploration and development opportunities to complement the existing operations of the Corporation and to enhance future growth. In order to find a suitable acquisition and or to provide working capital, the Corporation may be required to raise additional capital by way of one or more private placements with or without combined possible debt financing.

     The Corporation will be seeking at the Meeting advance shareholder approval for share issuances by the Corporation, pursuant to one or more private placements. The Corporation proposes that the private placement(s) for which advance approval is being sought be restricted to a maximum of 100% of the number of Common Shares issued and outstanding at the date of this Circular, being 10,578,645 Common Shares. If the consolidation is approved by the shareholders and implemented, the number of Common Shares issuable pursuant to this resolution will also be adjusted accordingly.

Any private placement proceeded with by the Corporation under the advance approval may be subject to regulatory and exchange approval and to the following additional restrictions:

(a) It must be completed within a twelve month period following the date the shareholder approval is given; and

(b) It must comply with applicable regulatory and exchange requirements and relevant private placement pricing rules.

     The Board of Directors of the Corporation do not necessarily intend to authorize the issuance of the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if the directors consider the terms reasonable in the circumstances and if the directors consider that the funds are required to maintain or expand the Corporation's operations.

Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of an ordinary resolution, the issuance by the Corporation during the twelve months following the Meeting, pursuant to one or more private placements, of a maximum of 100% of the number of common shares issued and outstanding at the date of this Circular, currently being 10,578,645 Common Shares, at such price or prices and on such terms as the Board of Directors of the Corporation considers appropriate, subject to the restrictions referred to above.

     The resolution shareholders will be asked to approve is attached to this Circular as Exhibit "4". To be approved, the resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. UNLESS OTHERWISE SPECIFIED, THE PERSONS NAMED IN THE ENCLOSED PROXY WILL VOTE FOR THE RESOLUTION.

                              CORPORATE GOVERNANCE

MISSION  OF  THE  BOARD  OF  DIRECTORS

     The mission of the Board of Directors of the Corporation is to be a strategic asset of the organization measured by the contributions the directors make - individually and collectively - to the long-term success of the Corporation.

COMPOSITION  OF  THE  BOARD

     At the Meeting, shareholders will be asked to elect five directors for the ensuing year. Of the five nominees proposed for election as directors, three will be "unrelated directors" as they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding". The "unrelated directors" proposed for election are Messrs. Davey, Klyman and Naroola. It is the Corporation's practice to attempt to maintain a diversity of personal experience among its directors. During the past year the Board of Directors adopted a Charter of the Board of Directors, and a Charter for each of the Audit Committee, the Compensation Committee and Corporate Governance Committee.

COMMITTEES  OF  THE  BOARD

     The Corporation's Board of Directors' mandate is formalized in a written charter. The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of an Audit Committee, Compensation Committee and Corporate Governance Committee.

     The Compensation Committee and the Corporate Governance Committee consists of a majority of unrelated directors, while the Audit Committee consists of all unrelated directors. Each Committee has a specially designed mandate and responsibilities, by the adoption of formal charters for each committee.

MEMBERS  OF  THE  AUDIT  COMMITTEE

     The mandate of the Audit Committee is formalized in a written charter. The members of the audit committee of the Board are Messrs. Naroola, Davey and Klyman (Chairman). Its primary duties and responsibilities are to serve as an independent and objective party to monitor the Corporation's financial reporting process and control systems, review and appraise the audit activities of the Corporation's independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters.

MEMBERS  OF  THE  COMPENSATION  COMMITTEE

     The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are Messrs.
Cassina, Naroola and Davey. The Committee is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of various other committees of the Board and the senior officers of the Corporation. For the purpose of its mandate, the Compensation Committee reviews all aspects of compensation paid to directors, committee members, management and employees to ensure the Corporation's compensation programs are competitive, ensuring that the Corporation can attract, motivate and retain high calibre individuals.

MEMBERS  OF  THE  CORPORATE  GOVERNANCE  COMMITTEE

     The mandate of the Corporate Governance Committee is formalized in a written charter. The members of the corporate governance committee of the Board are Messrs. Cassina, Naroola and Davey. The Committee's duties and responsibilities include, but are not limited to, reviewing periodically the criteria regarding the composition of the board of directors and committees of the board of directors; assessing and providing recommendations on the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors; supervising the Corporation's securities compliance procedures; ensuring that an appropriate selection process for new nominees is in place; and dealing with succession planning issues relating to senior management.

CORPORATE  FILINGS

     The Corporation's public filings can be accessed and viewed through the Corporation's website www.epsx.com under the heading "Investor Relations" and by clicking on "Corporate Filings". A link to the Canadian Securities Commission can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the United States Securities Commission through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.freeedgar.com.
   ---

                       EXECUTIVE COMPENSATIONCOMPENSATION

SUMMARY  COMPENSATION  TABLE

     The following table sets forth, for the periods indicated, information concerning compensation earned expressed in Canadian dollars, unless otherwise specified during such periods by the Corporation's Chief Executive Officer and the Corporation's other most highly compensated executive officers on June 30, 2002 (collectively the "Named Executive Officers").

     For the purpose of disclosure herein of Executive Compensation, the following table is presented in accordance with Form 40 made under the Securities Act (Ontario).

                                                           LONG-TERM
                       ANNUAL COMPENSATION                 COMPENSATION

NAME AND PRINCIPAL                              OTHER     SECURITIES
POSITION WITH THE                               ANNUAL    UNDER
CORPORATION AND/OR                              COMPEN-   OPTIONS  ALL OTHER
ITS SUBSIDIARY        YEAR   SALARY      BONUS  SATION    GRANTED  COMPENSATION
                                ($)    ($)      ($)(1)     (#)          ($)



James C. Cassina(2)(4) 2002     100,000     Nil     Nil     120,000     17,342
Chairman               2001     100,000     Nil     Nil     65,000       7,736
Chief Executive        2000     212,500     Nil     Nil     15,625         Nil
Officer,  President

Sandra J. Hall(3)(4)   2002      48,000     Nil     Nil     81,500       8,341
President,             2001      12,000     Nil     Nil     65,000         Nil
and Secretary          2000      12,000     Nil     Nil      6,250         Nil

Scott T. Hargreaves(4) 2002     100,000     Nil     Nil     25,000         Nil
                       2001     100,000     Nil     Nil     10,000         Nil
                       2000     100,000     Nil     Nil      5,625         Nil

John H. Brake(4)       2002     119,676     Nil     9,575     10,000      7,936
President of M&M       2001     122,863     5,000   9,418     10,000     10,788
Engineering Limited    2000     121,897    15,000   9,732     12,500     10,644
and M&M Engineering
Offshore Limited
--------------------------------------------------------------------------------

David R. Myers         2002     131,957     Nil     10,324     10,000     10,103
Vice-President of M&M  2001     120,951     20,000  10,202     Nil        10,054
Engineering Limited    2000     118,337     14,500  10,569     Nil         8,862
and M&M Offshore Limited


NOTES:
(1) This figure represents employer contributions to Registered Retirement Savings Plans made by the Corporation and/or its subsidiaries.
(2) Mr. Cassina's three-year employment contract expired under its own terms on June 30, 2002. Effective July 1, 2002, Mr. Cassina was appointed Chairman of the Board of Directors.
(3) Effective July 1, 2002, Ms. Hall was appointed President to fill the vacancy left by Mr. Cassina.
(4) During the fiscal year 2001, the Corporation cancelled 15,625 options granted to Mr. Cassina exercisable at $14.00; 12,500 options granted to Mr. Brake exercisable at $20.00; 2,500 and 3,125 options granted to Mr. Hargreaves exercisable at $12.00 and $20.00; and 3,750 options granted to Ms. Hall exercisable at $20.00. 2,500 options granted to Ms. Hall expired February 15, 2001 exercisable at $12.00.

COMPENSATION  OF  DIRECTORS

     There was no compensation paid by the Corporation to the directors for their services in their capacity as directors or any compensation paid to committee members during the financial year ended June 30, 2002 except as described below.

     During the financial year ended June 30, 2002, a total of 20,000 options and 27,500 options were granted to directors and a consultant of the Corporation (excluding the Named Executive Officers), exercisable at prices ranging from $4.25 to $6.30 expiring October 4, 2005 and January 8, 2006 respectively.

     During the financial year ended June 30, 2002, a total of 20,000 stock options were exercised, excluding the Named Executive Officers. Also during the financial year ended June 30, 2002, 25,000 stock options were cancelled by agreement with option holders.

REPORT  ON  EXECUTIVE  COMPENSATION

     Executive Compensation Program. The Corporation's executive compensation program is designed to attract and retain qualified executives who can ensure the current and long-term success of the Corporation. Compensation for executive officers is currently comprised of the following elements - an annual salary, the grant of stock options from time to time, pension and medical benefits and auto allowances (see Summary Compensation Table).

     Salary. The Committee's policy objectives are to pay salaries to the Corporation's executives that are competitive with those paid by companies comparable to the Corporation in the industry.

     Stock Options. The Corporation has an Option Plan pursuant to which directors, officers and employees of the Corporation and other person who provide management or consulting services to the Corporation are eligible to be granted by the Board of Directors or the Compensation Committee of the Board of Directors, an option to acquire common shares of the Corporation.

     The Option Plan provides eligible persons with an opportunity to participate in the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation. Options are granted in recognition of individual services, and to encourage participants to increase their efforts to make the Corporation more successful. Upon exercise of an option, the shares thereby purchased must be paid for in full. The Corporation does not provide financial assistance in connection with the exercise of options.

LONG-TERM  INCENTIVE  PLAN  AWARDS

     Currently,  the  Corporation  does  not  have  a  long-term incentive plan.

OPTIONS/SAR  GRANTS

     The following table sets forth Options granted during the financial year ended June 30, 2002 to the Named Executive Officers.

                                                    Market Value
                                                    Of Securities
        Securities          % of Total              Underlying Options
        Under Options        Options     Exercise   on Date
        Granted              Granted      Price     Of Grant    Expiration
Name      (#)               To Employees   ($)       ($)         Date
             ----     ---     ------------     ---     ---     ----
James C. Cassina     150,000    50.85%     6.30     $6.18     January 8/06
John H. Brake         10,000     3.39%     6.30     $6.18     January 8/06
Sandra J. Hall       100,000    33.89%     6.30     $6.18     January 8/06
Scott T. Hargreaves   25,000     8.47%     6.30     $6.18     January 8/06
David Myers           10,000     3.39%     6.30     $6.18     January 8/06

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

     The following table discloses the number and value of exercised and unexercised options held by the Named Executive Officers during the last completed financial year:



                                                                Value of
                                                                Unexecised in
                                             Unexercised        the-Money
                                             Options/SARs at    Options/SAR's
                   Securities   Aggregate    June 30, 2002      at June 30, 2002
                   Acquired     Value        Exercisable(2)/    Exercisable(3)
Name               on Exercise  Realized(1)  Unexercisable      Unexercisable

James C. Cassina       95,000   $395,782       120,000/0           Nil/Nil
Sandra J. Hall         83,500   $340,684        81,500/0           Nil/Nil
John H. Brake          10,000   $55,344         10,000/0           Nil/Nil
Scott T. Hargreaves    10,000   $37,821         25,000/0           Nil/Nil
David Myers               Nil       Nil         10,000/0           Nil/Nil

Notes:
(1) All dollar amounts or references to dollars are expressed in Canadian dollars, unless otherwise specified.
(2) These options are exercisable at $6.30 per share and expire January 8, 2006.
(3) The closing price of the Corporation's Common Shares on the American Stock Exchange on June 28, 2002 was US$1.64.

STOCK  OPTION  REPRICINGS

     The Corporation did not during the financial year ended June 30, 2002 re-price downward any stock options.

DEFINED  BENEFIT  OR  ACTUARIAL  PLAN  DISCLOSURE

     The  Corporation  does  not  have  a  defined  benefit  or  actuarial plan.

TERMINATION  OF  EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

     As of the financial year ended June 30, 2002, there are no employment contracts between the Corporation or its subsidiaries and any of its Named Executive Officers. As well, there is no compensatory plan or arrangement with respect to an Executive Officer which results or will result from the resignation, retirement or any other termination of employment of an Executive Officer's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in an Executive Officer's responsibilities following change of control except as below.

     As of July 1, 1999, the Corporation and Mr. Cassina entered into a three-year employment contract cancellable upon six-months written notice with or without cause, whereby Mr. Cassina would serve as Chief Executive Officer of the Corporation. Effective June 30, 2002, the three-year employment contract between the Corporation and Mr. Cassina expired under its own terms.

PERFORMANCE  GRAPH
------------------

The following graph compares the five year cumulative shareholder return for CDN $100.00 invested in the Corporation on June 30, 1998 with the cumulative total return of the S&P/TSX Composite Index since that date.
The following graph compares the five year cumulative shareholder return for CDN $100.00 invested in the Corporation on June 30, 1998 with the cumulative total return of the S&P/TSX Composite Index since that date.


                               [GRAPHIC  OMITED]




                               [GRAPHIC  OMITED]


 PERFORMANCE  CHART      June        June        June        June        June
                         1998        1999        2000        2001        2002
Energy Power Systems    $50.40     $11.00(1)    $1.00     $4.60(2)     $2.49(1)
Cumulative value
of CDN $100
investment               $100      $21.82       $1.98     $9.13         $4.94
S&P/TSX Composite
Index                 7,366.89    7,010.07    10,195.45   7,736.35    7,145.61
Cumulative value
of CDN $100 investment   $100       $95.16      $138.39    $105.01      $96.99


(1) Four-for-one consolidation occurred in January, 1999 and the prior share value has been adjusted and is reflected in the Chart.
(2) Four-for-one consolidation occurred in February, 2001 and the prior share value has been adjusted and is reflected in the Chart.
(3) Price converted from United States trading value at conversion rate of 1.5187.




INDEBTEDNESS  OF  DIRECTORS,  EXECUTIVE  OFFICERS  AND  SENIOR  OFFICERS

     During the year ended June 30, 2002, no director or senior officer was indebted to the Corporation, nor has any associate or affiliate of any director or senior officer of the Corporation been indebted to the Corporation or any of its subsidiaries, other than as disclosed below. As at November 21, 2002, employees, officers and directors owe the Corporation an aggregate of $8,668.




                                                        Financially
                               Largest                  Assisted
                               Amount                   Securities
                               Outstanding              Purchase
                               During       Amount      During
                               Financial    Outstanding Financial
                               Year         as at       Year
Name and     Involvement of    ended June   November    ended June
Principal    Issuer of         30, 2002     21, 2002    30, 2002    Security for
Position     Subsidiary         ($)          ($)         (#)        Indebtedness

David Myers   Vice-President,
              M&M Engineering
              Limited and
              M&M Engineering
              Offshore Limited     13,054      8,668          N/A            N/A

                              MANAGEMENT CONTRACTS

     No insider of the Corporation has an interest in a material transaction with the Corporation except as described above in Executive Compensation.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

     No insider of the Corporation has an interest in a material transaction with the Corporation since the beginning of the Corporation's last financial year or in any proposed transaction with the Corporation other than described under Executive Compensation.

                                     GENERAL

     Except as otherwise indicated, information contained herein is given as of November 21, 2002. Management knows of no other matters to come before the Meeting, however, if any other matters which are not now known to Management should come properly before the Meeting, the proxy will be voted on such matters in accordance with the best knowledge of the person voting it.

                               DIRECTORS APPROVAL

     The contents and the sending of this Circular to shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

     DATED  at  Toronto,  Ontario  this  21st  day  of  November  2002.

     BY  ORDER  OF  THE  BOARD



"SANDRA  J.  HALL"
PRESIDENT  AND  SECRETARY

                                  EXHIBIT " 1"

                    SPECIAL RESOLUTION - SHARE CONSOLIDATION
                    ----------------------------------------

BE  IT  RESOLVED  AS  A  SPECIAL  RESOLUTION  THAT:

1. The articles of the Corporation be amended to consolidate the issued and outstanding common shares of the Corporation by changing each of the issued and outstanding common shares into up to one-third (1/3) of one common share, provided however, that no fractional shares will be issued but in lieu thereof, the number of consolidated common shares to be received by a registered shareholder will be rounded up if .5 or over of a common share or rounded down if under .5 of a common share to the nearest whole number of consolidated common shares;

2. The Corporation is hereby authorized to apply for a certificate of amendment under the Business Corporation Act (Ontario) amending its articles as set forth above, and any one director or officer of the Corporation is hereby authorized to do all such things, and to execute and deliver for and on behalf of the Corporation all such notices, documents and instruments, including articles of amendment, as may be considered necessary or desirable to give effect to the foregoing, and

3. Notwithstanding the foregoing, the directors of the Corporation, in their sole discretion and without further approval of the shareholders of the Corporation, may revoke this special resolution at any time before the certificate of amendment giving effect to the consolidation becomes effective.




                                   EXHIBIT "2"

     SPECIAL  RESOLUTION  -  NAME  CHANGE
     ------------------------------------

BE  IT  RESOLVED  AS  A  SPECIAL  RESOLUTION  THAT:

     1. The articles of the Corporation be amended to change the name of the Corporation from "Energy Power Systems Limited" to "Energy Power Corp." or such other name as approved by the board of directors of the Corporation and applicable regulatory and exchange authorities.

     2. Any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver, or cause to be delivered, articles of amendment of the Corporation, as required pursuant to the Business Corporations Act (Ontario), and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the said change of name.

     3. The directors of the Corporation are hereby authorized, in their discretion, to revoke this special resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Corporation.






                                   EXHIBIT "3"

                        RESOLUTION APPROVING AN AMENDMENT
                     TO THE CORPORATION'S STOCK OPTION PLAN
                     --------------------------------------

BE  IT  RESOLVED  AS  A  RESOLUTION  THAT:

1. An amendment to the Corporation's Stock Option Plan (the "Plan") increasing the maximum aggregate number of common shares reserved by the Corporation for issuance pursuant to grant of options under the Plan from 800,000 to 20% of the issued and outstanding common shares of the Corporation from time to time is hereby authorized, approved and confirmed.

2. Any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances, and do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution.





                                   EXHIBIT "4"

                        RESOLUTION RE PRIVATE PLACEMENTS
                        --------------------------------

BE  IT  RESOLVED  AS  A  RESOLUTION  THAT:

     1. Energy Power Systems Limited (the "CORPORATION") be and is hereby authorized to issue during the twelve months following the Meeting (as defined below), pursuant to one or more private placements, a maximum of 10,578,645 Common Shares at such price or prices and on such terms as the board of directors of the Corporation considers appropriate, subject to the restrictions described in the management information circular of the Corporation dated November 21, 2002 distributed in connection with the annual and special meeting of shareholders of the Corporation held on December 30, 2002 (the "MEETING").

     2. The directors of the Corporation are hereby authorized, in their discretion, to revoke this resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Corporation.